VIA EDGAR SUBMISSION

November 3, 2017

Mr. John Reynolds, Assistant Director

Offices of Beverages, Apparel and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:    Minco Gold Corporation.

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed March 31, 2017

File No. 001-32670

Dear Mr. Reynolds,

Further to your letter dated October 25, 2017 (the “Comment Letter”), you requested that we respond to your comments regarding our Form 20-F for Fiscal Year ended December 31, 2016 - D. Description of Properties page 17, within ten business days or advise you when we would provide a response.

Please be advised that due to the absence of our Chief Financial Officer, we would like to request an extension of time to provide a response. Accordingly, we respectfully request an extension until Wednesday, November 22, 2017 to file our response to the Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to contact me at 604.688.8002.

Yours truly,

/s/ Ken Leigh

Ken Leigh

President